SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2003
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP ("ESOP") TRANSFERRED 72,325
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                                SHARES TO A BENEFICIARY OF THE PLAN.
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AMVESCAP PLC
IMMEDIATE RELEASE 12 SEPTEMBER 2003
CONTACT:  ANGELA TULLY  TEL: 020 7065 3720



In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that:-

On the 10 September 2003, the Trustee of the AMVESCAP Employee Stock Ownership Plan ("ESOP") transferred 72,325 shares to a beneficiary of the AMVESCAP Employee Stock Ownership Plan. The transfer was not made to any director of AMVESCAP. The Company was notified of this transaction on 12 September 2003.

Executive Directors of AMVESCAP PLC who are participants in the Employee Stock Ownership Plan are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustees.





12 SEPTEMBER 2003

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date 12 September, 2003                 By   /s/  ANGELA TULLY
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                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary